U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2005

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

NEWS RELEASE

For Immediate Release

Xyratex Ltd today released the following financial information for the third quarter of its 2005 fiscal year, ending August 31, 2005:

•                                          Management’s Discussion and Analysis of Financial Condition and Results of Operations

•                                          Unaudited condensed consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Storage and Network Systems and Storage Infrastructure.

Our Storage and Network Systems products are primarily storage subsystems which we provide exclusively to OEMs and our Storage Infrastructure products consist of disk drive manufacturing process equipment which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2004 fiscal year, sales to our top three customers, Network Appliance, Seagate Technology and Western Digital, accounted for 53%, 24% and 5% of our revenues, respectively. In the nine months ended August 31, 2005, sales to these customers accounted for 86% of our revenues. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products. As of August 31, 2005, we had over 100 customers.

On September 8, 2005, we completed the acquisition of nStor Technologies, Inc., a company headquartered in Carlsbad, California and listed on the American Stock Exchange. nStor is a developer and provider of data storage subsystems, primarily to OEMs. The purchase price for the shares was $21.2 million in cash. In addition, as part of the acquisition, we were required to make other payments and assume debt totaling approximately $10.0 million. We will consolidate the results of operations of this business from the date of completion of the acquisition. nStor recorded revenue of $7.3 million and $10.3 million in the six months ended June 30, 2005 and year ended December 31, 2004, respectively. nStor recorded operating losses of $4.2 million and $6.9 million, respectively in these periods. We are anticipating improvements in operating results related to this business in our 2006 fiscal year through increased revenues and operating efficiencies through synergies with our Storage and Network Systems segment.

On May 23, 2005, we acquired the business of Oliver Design, Inc., a company located in Scotts Valley, California, which develops and sells magnetic disk drive media cleaning technology for use in the disk drive production process, for a total cash consideration of $17.2 million, consisting of an initial payment of $14.2 million and deferred consideration of $3.0 million due fifteen months from closing and recorded as an acquisition note payable. We anticipate funding the remaining portion of this acquisition through cash on hand and cash generated from operations. The results of this business have been consolidated from the date of acquisition.

In September 2004, we acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. The structure of the transaction involves an initial cash consideration of $1.3 million plus additional future payments of up to $17.2 million, $1.2 million of which is dependent on the achievement of certain product delivery milestones and up to $16.0 million of which is dependent on operating profit generated from the acquired intellectual property over the four years ending November 30, 2008. As of August 31, 2005 no additional payments had been made in respect of this purchase.

On June 29, 2004 we completed an initial public offering in which we issued 4,000,000 common shares at $14.00 per share. The total proceeds from the common shares issued by us were $56.0 million and the net proceeds received by us after deducting underwriting discounts and other offering expenses were $48.1 million. Immediately prior to the closing of the initial public offering and in order to facilitate the listing of our common shares on the NASDAQ National Market, Xyratex Ltd, a Bermuda company, became the parent company of our business through an exchange by Xyratex Group Limited shareholders of their shares in Xyratex Group Limited, our previous parent company, for common shares of Xyratex Ltd. Xyratex Ltd was formed in April 2002 and had no operations prior to the initial public offering. In our 2004 fiscal year, as a consequence of our initial public offering, we recorded a non-cash equity compensation expense of $181.1 million.

In February 2004, we acquired the business of ZT Automation LLC, a company located in Fremont, California, which develops and sells magnetic disk media handling automation technology for use in the disk drive production process, for a maximum total consideration of $29.0 million, which consists of $6.6 million of initial consideration and $22.4 million of deferred consideration. Of the deferred consideration, $2.0 million was recorded as an acquisition note payable and was paid in February 2005.  The additional amounts of deferred consideration of up to $20.4 million are payable based principally on a percentage of revenue generated by this business in the three years ending on December 31, 2006, calculated as 21.5% of cumulative revenue in excess of $19.6 million. The amount paid or payable based on revenue was $4.3 million at August 31, 2005. We anticipate funding the remaining portion of this acquisition through cash on hand and cash generated from operations.

Revenues

We derive revenues primarily from the sale of our Storage and Network Systems products and our Storage Infrastructure products.

Our Storage and Network Systems products consist primarily of storage subsystems which address three market segments through our OEM customers; Network Attached Storage or NAS, Storage Area Networks or SAN and, more recently, Nearline storage.  Our customers typically operate across multiple market segments. Nearline storage is considered to be a new segment within the external storage systems market. It is primarily driven by magnetic tape technology being replaced by storage systems containing low cost disk drive technology in the back up and recovery processes within enterprises. The deployment of low cost disk drives is also taking place within the SAN and NAS market segments as IT departments begin to classify their data as part of an information life cycle or corporate data management strategy. Our customers in each market segment currently use the fibre channel protocol to access the storage subsystem which can incorporate either high performance fibre channel or lower cost ATA/SATA disk drives.

Our Storage Infrastructure revenues are derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components and we have seen growth in these revenues over recent fiscal years, primarily through sales to Seagate Technology. We supply three main product lines in this segment: production test systems, servo track writers and, following our acquisitions of the businesses of Oliver Design, Inc. and ZT Automation LLC, we now supply media cleaning and media handling automation technology which we combine as media process technology. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

As described below, the unit prices we obtain from our major customers will typically vary with volumes. As products become more mature, prices will generally decline, partly reflecting reduced component costs. We also regularly introduce new products which are likely to incorporate additional features or new technology and these products will generally command a higher unit price. Average unit prices will also vary with the mix of customers and products. In the last three fiscal years we have not seen an overall trend in our unit prices.

Revenues from product sales are recognized once delivery has occurred, provided that there is persuasive evidence that a delivery arrangement exists, the price for the delivered product is fixed or determinable, and it is reasonably assured that the revenue will be collected. Delivery is considered to have occurred when title and risk of loss have been transferred to the customer. For sales that include customer-specified acceptance criteria, revenues are recognized after the acceptance criteria have been met. Sales of the major portion of our Storage Infrastructure products include an installation element. Revenue for these products is recognized upon installation except that, where there is objective and reliable evidence to support the value of installation, the product is treated as a separate element of the arrangement and product revenue is recognized upon delivery. In addition, some of our sales contracts provide that a certain percentage of payments is to be made in advance of product delivery, in which case we record these payments as deferred revenue until the product is actually delivered.

We typically enter into arrangements with our largest customers and provide them with products based on purchase orders executed under these arrangements. These arrangements often include estimates as to future product demand but do not typically specify minimum volume purchase requirements. Due to the complexity of our products, we provide almost all of our products on a build-to-order basis. The prices of our products are generally agreed to in advance and are based on a pre-negotiated pricing model. The pricing model may specify certain product components and component costs as well as anticipated profit margins. Some of these arrangements require non-refundable payments from our customers for research and development during the product development phase, which is known as non-recurring engineering. Revenue from non-recurring engineering under these contracts has been recognized upon the achievement of agreed project milestones and amounted to $1.5 million in our 2004 fiscal year and $0.3 million in the nine months ended August 31, 2005. We do not anticipate any significant changes in the level of revenue from non-recurring engineering.

We believe that both of our business segments present the opportunity for growth in the near-term. We are seeing growth in demand from our customers which we believe relates to factors including increases in the amount of digitally stored information, increased information technology spending, growth in the specific markets which our customers address, the trend towards outsourcing and increased market share of our customers. Growth in our Storage Infrastructure revenues is also specifically affected by the growth in shipped volume, and increases in the individual storage capacity, of disk drives.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $50 million in our 2004 fiscal year) of our non-U.S. dollar operating expenses relate to payroll and other expenses of our U.K. operations. We manage our U.S. dollar to U.K. pound exchange rate exposure through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

From August 2003 until November 2004, the U.S. dollar fell by approximately 16% relative to the U.K. pound. The effect on net income in our 2004 fiscal year was significantly reduced because we hedged the majority of our exposure to this exchange rate movement until November 30, 2004. This historical exchange rate movement will result in an increase in operating expenses in our 2005 fiscal year of approximately $6.0 million.

Costs of Revenues and Gross Profit

Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, manufacturing volumes and costs of components. The gross margins for our Storage and Network Systems products tend to be lower than the margins of our Storage Infrastructure products and therefore our gross profit as a percentage of revenues will continue to vary with the proportions of revenues in each segment. We seek to improve our gross margins by delivering higher value-added products to our customers.

Research and Development

Our research and development expenses include expenses related to product development, engineering, materials costs and salaries, bonuses and other labor costs for our employees engaged in research and development. Research and development expenses include the costs incurred in designing products for our OEM customers, which often occurs prior to their commitment to purchase these products. These expenses have increased over the last three years, reflecting our continuing commitment to developing products based on advanced technologies and designs. We expense research and development costs as they are incurred. As of August 31, 2005 approximately one third of our employees were engaged in our research and development activities. We anticipate that this level of research and development commitment will continue.

Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2004 fiscal year our research and development expenses were spread over approximately 44 separate projects relating to improving existing products, meeting customer specific requirements and entering new markets, such as an investment in silicon-based switch architecture. We have significantly increased our expenditure in each of these areas in our 2005 fiscal year.

Selling, General and Administrative

Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, information technology costs, other marketing and sales activities and exchange gains and losses arising on the retranslation of U.K. pound denominated assets and liabilities. Our selling, general and administrative expenses have increased over recent fiscal years as we have grown our business. To the extent our business continues to grow we would expect this trend to continue and in addition, following our initial public offering, we have incurred additional expenses in connection with operating as a public company, particularly an increase in directors and officers’ insurance expense of approximately $1.7 million per annum. Excluding equity compensation expenses, in recent years, our expenses for sales, general and administrative functions have declined as a percentage of our revenues. As our business continues to grow we expect this trend to continue although, as discussed above, this can be affected in any fiscal year by the effect of significant changes in exchange rates.

Provision for Income Taxes

We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Substantially all of our Malaysian operations benefit from “high-tech pioneer” status which provides us with a zero tax rate provided that we meet certain requirements. This status is due to expire in March 2007 and to the extent we repatriate profits from Malaysia to the United Kingdom they may be subjected to U.K. taxation upon the expiry of certain beneficial elements of an international tax treaty between Malaysia and the United Kingdom in December 2005.  We intend to amend our legal structure to significantly reduce any effect of this change to the tax treaty.

As of November 30, 2004, we recorded a deferred tax asset of $21.5 million. Of this amount, $10.9 million relates to a loss carryforward of $23.2 million and other tax and accounting timing differences in the United Kingdom. The remaining $10.6 million results from the recording of a non-cash equity compensation expense in our 2004 fiscal year and relates to a U.K. tax deduction which is permitted once share options granted to U.K. employees are exercised, calculated as the excess of the market price on date of exercise over the exercise price.

Tax payments in our 2004 fiscal year amounted to $1.3 million and, due to the beneficial Malaysian tax status and U.K. loss carryforwards, these tax payments related primarily to our U.S. operations and to U.K. interest income. We do not anticipate a significant change in the level of our tax payments in our 2005 fiscal year. The tax expense we recorded in the nine months ended August 31, 2005 and expect to record in our 2005 fiscal year primarily relates to a reduction in deferred tax asset arising from the usage of U.K. operating loss carryforwards. This expense may increase as a percentage of income before income taxes in our 2006 fiscal year as a result of the expiry of certain beneficial elements of the international tax treaty between Malaysia and the United Kingdom.

Equity Compensation Expense

In our 2004 fiscal year, as a consequence of our initial public offering, we recorded a non-cash equity compensation expense of $181.1 million, of which $1.0 million related to the vesting of share and option awards subsequent to the offering. Of this amount $168.1 million was included in continuing operations and $12.9 million was included in discontinued operations. The equity compensation expense of $181.1 million is associated with the historical grants of Xyratex Group Limited class A preferred ordinary and class C ordinary shares totaling 10.6 million shares, and 3.8 million unexercised share options and other equity incentives awarded to our employees. U.S. GAAP requires that compensation expense for awards of shares, share options and other equity-based awards be measured on the first date that the number of shares that an employee is entitled to receive and the option or purchase price is known, referred to as the final measurement date. The final measurement date for grants of Xyratex Group Limited’s class A preferred ordinary shares, as well as some of the share options, was the completion date of the initial public offering because the transferability restrictions associated with the shares lapsed on that date.

Under our existing accounting policy we record equity compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) 25 – “Accounting for Stock Issued to Employees”. We recorded an expense of $0.6 million in the nine months ended August 31, 2005 related to 0.3 million share awards based on the prorated vesting of those shares during the quarter. We expect to record similar equity compensation expense amounts in our next fiscal quarter. In our 2006 fiscal year we will be required to record equity compensation expense using the fair value method required by Financial Accounting Standard (FAS) 123R – “Share Based Payment”. Included in Note 2 to our unaudited condensed consolidated financial statements is a calculation of the expense using a fair-value-based method required by FAS 123. We do not expect the calculation of equity expense under FAS 123R to differ materially from the pro forma calculations included in Note 2.

Results from Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three Months Ended August 31,		Nine Months Ended August, 31
	2005	2004	2005	2004
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues – non cash equity compensation	—	6.8	—	2.3
Cost of revenues - other	79.8	77.3	79.0	77.2
Gross profit	20.2	15.9	21.0	20.6
Operating expenses:
Research and development:
Development arrangement	—	—	—	(1.8)
Non cash equity compensation	—	20.8	—	7.0
Other	8.6	8.4	7.9	7.8
Selling, general and administrative:
Non cash equity compensation	0.1	118.3	0.1	39.7
Other	5.6	6.6	5.6	5.9
Amortization of intangible assets	0.5	0.3	0.3	0.2
In process research and development	—	—	0.5	—
Other costs	—	0.6	—	0.8
Operating income (loss)	5.4	(139.0)	6.7	(39.0)
Net income (loss) from continuing operations	4.8%	(133.5)%	6.0%	(38.1)%

Three Months Ended August 31, 2005 Compared to Three Months Ended August 31, 2004

The following is a tabular presentation of our results of operations for the three months ended August 31, 2005 compared to the three months ended August 31, 2004. Following the table is a discussion and analysis of our business and results of operations for such periods. A discussion of the non-cash equity compensation expense is set out above.

	Three Months Ended
	August 31,	August 31,	Increase / (Decrease)
	2005	2004	Amount	%
	US dollars in thousands
Revenues:
Storage and Network Systems	$104,757	$82,030	$22,726	27.7%
Storage Infrastructure	59,161	32,876	26,286	80.0
Total revenues	163,918	114,906	49,012	42.7
Cost of revenues – non cash equity compensation	—	7,791	(7,791)	—
Cost of revenues - other	130,788	88,848	41,940	47.2
Gross profit:
Storage and Network Systems	15,895	14,399	1,497	10.4
Storage Infrastructure	17,235	11,659	5,575	47.8
Non cash equity compensation	—	(7,791)	7,791	—
Total gross profit	33,130	18,267	14,863	81.4
Operating expenses:
Research and development – non cash equity compensation	—	23,876	(23,876)	—
Research and development – other	14,062	9,660	4,402	45.6
Selling, general and administrative – non cash equity compensation	240	135,885	(135,645)	—
Selling, general and administrative – other	9,164	7,538	1,626	21.6
Amortization of intangible assets	834	378	456	—
Other costs	—	726	(726)	—
Operating income (loss)	8,830	(159,796)	168,626	—
Interest income (expense), net	351	77	274	—
Provision (benefit) for income taxes	1,324	(6,338)	(7,662)	—
Net income (loss) from continuing operations	$7,857	$(153,381)	$161,238	—%

Revenues

The 42.7% increase in our revenues in the three months ended August 31, 2005 compared to the three months ended August 31, 2004 was attributable to increased sales of both our Storage and Network Systems and Storage Infrastructure products.

Of the $22.7 million increase in revenues from sales of our Storage and Network Systems products, management estimates that $7.0 million was contributed by a 46% growth in revenues from products incorporating low-cost disk drives. The remaining increase related primarily to growth of approximately 22% in sales of our storage subsystem products incorporating fibre channel disk drives. Both of these increases were driven largely by a continued growth in our sales to Network Appliance and we believe this reflects the increasing requirements for storage of digital information, particularly networked storage.

The $26.3 million increase in revenues from sales of Storage Infrastructure products included increases of $10.3 million, $1.1 million and $14.9 million in revenues from the sale of production test systems, servo track writers and media process technology, respectively. The increase in media process technology revenues includes the contribution of $13.8 million from sales of media cleaning equipment following our acquisition of Oliver Design on May 23, 2005. The changes in sales of the previously existing products relate to the requirements of our major disk drive customers for these products which have been affected by the growth in demand for disk drives those customers are experiencing, both in terms of volume and individual storage capacity. As described above, the revenues from our Storage Infrastructure products are subject to significant quarterly fluctuations resulting from our major customers’ capital expenditure decisions and installation schedules.

Cost of Revenues and Gross Profit

The increase in cost of revenues and gross profit in the three months ended August 31, 2005 compared to the three months ended August 31, 2004 was primarily related to our growth in revenues. As a percentage of revenues, excluding the non-cash equity compensation expense, our gross profit was 20.2% in the three months ended August 31, 2005 compared to 22.7% for the three months ended August 31, 2004. This reflects decreases in the gross margin for both our Storage and Network Systems and our Storage Infrastructure products partially offset by an increase of 1.3% resulting from an increased proportion of higher margin Storage Infrastructure revenues.

The gross margin for our Storage and Network Systems products decreased to 15.2% in the three months ended August 31, 2005 from 17.6% in the three months ended August 31, 2004, primarily as a result of changes in product and customer mix, particularly the increasing proportion of lower margin products incorporating low cost disk drive technology and a reduction in sales of subsystems incorporating RAID technology, which attract a higher margin.

The gross margin for Storage Infrastructure products decreased to 29.1% in the three months ended August 31, 2005 from 35.5% in the three months ended August 31, 2004, primarily as a result of changes in product mix. These changes include a reduced proportion of higher margin component sales relative to integrated system sales and a reduced proportion of higher margin automation products.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non cash equity compensation expense of nil for the three months ended August 31, 2005 and $7.8 million for the three months ended August 31, 2004. See note 13 to the unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development - other

The $4.4 million increase in other research and development expense in the three months ended August 31, 2005 compared to the three months ended August 31, 2004 includes $1.2 million related to media cleaning technology as a result of our acquistion of Oliver Design and $1.1 million increased expenditure on projects related to optical inspection and automation technology. The increase also includes additional investment of approximately $1.5 million in a number of projects to enhance the technology content and broaden the range of our storage subsystems, including $0.4 million in connection with a new Storage Appliance product line related to the in-process research and development expense described below. Of the remaining increase, $0.5 million related to investment in other new Storage Infrastructure products and $0.6 million related to changes in exchange rates. These increases were offset by a decrease of $0.6 million in annual staff performance bonuses.

Selling, General and Administrative - other

The $1.6 million increase in our selling, general and administrative expense in the three months ended August 31, 2005 compared to the three months ended August 31, 2004 includes $0.8 million resulting from our acquisition of Oliver Design, $0.6 million related to changes in exchange rates, and a $0.3 million increase in insurance and other costs following our IPO. Additionally we have increased the number of employees engaged in sales activities in support of the increase in the level of business. These increases were offset by a decrease of $0.5 million in annual staff performance bonuses.

Amortization of Intangible Assets

The $0.5 million increase in amortization of intangible assets for the three months ended August 31, 2005 compared to the three months ended August 31, 2004 results from the amortization of intangible assets purchased as part of our acquisition of Oliver Design on May 23, 2005.

Other Costs

In the three months ended August 31, 2004 we incurred costs of $0.7 million in preparation for our initial public offering consisting of professional fees.

Interest Income, Net

The $0.3 million increase in net interest income in the three months ended August 31, 2005 compared to the three months ended August 31, 2004 resulted primarily from an increase in cash and cash equivalents. The increase in cash and cash equivalents resulted primarily from the net proceeds of the issuance of common shares in connection with our IPO.

Provision (benefit)  for Income Taxes

During the three months ended August 31, 2005 we recorded a provision for income taxes of $1.3 million compared with a benefit of $6.3 million in the three months ended August 31, 2004. This was primarily as a result of the recording of an income tax benefit of $8.2 million relating to non cash equity compensation in the prior quarter. This was partially offset by an increase in income related to our Malaysian operation which is substantially exempt from income taxes. The increase in income of our Malaysian operation results from the increased level of Storage Infrastructure revenue.

Net Income (Loss) from Continuing Operations

The recording of net income for the three months ended August 31, 2005 compared to a net loss from continuing operations for the three months ended August 31, 2004 resulted primarily from non cash equity compensation expense. Factors set out above, including, in particular, the increase in our revenues, also contributed to net income. These effects were offset by factors set out above, including, in particular, the decrease in gross margins and increases in operating expenses.

Nine months Ended August 31, 2005 Compared to Nine months Ended August 31, 2004

The following is a tabular presentation of our results of operations for the nine months ended August 31, 2005 compared to the nine months ended August 31, 2004. Following the table is a discussion and analysis of our business and results of operations for such periods. A discussion of the non-cash equity compensation expense is set out above.

	Nine Months Ended
	August 31,	August 31,	Increase / (Decrease)
	2005	2004	Amount	%
	US dollars in thousands
Revenues:
Storage and Network Systems	$294,179	$234,256	$59,923	25.6%
Storage Infrastructure	181,866	108,057	73,809	68.3
Total revenues	476,045	342,313	133,732	39.1
Cost of revenues – non cash equity compensation	—	7,791	(7,791)	—
Cost of revenues – other	375,981	264,107	111,874	42.4
Gross profit:
Storage and Network Systems	46,145	42,020	4,305	10.2
Storage Infrastructure	53,919	36,186	17,553	48.5
Non cash equity compensation	—	(7,791)	7,791	—
Total gross profit	100,064	70,415	29,649	42.1
Operating expenses:
Research and development – development arrangement	—	(6,000)	6,000	—
Research and development – non cash equity compensation	—	23,876	(23,876)	—
Research and development – other	37,482	26,832	10,650	39.7
Selling, general and administrative – non cash equity compensation	621	135,885	(135,264)	—
Selling, general and administrative – other	26,483	20,121	6,362	31.6
Amortization of intangible assets	1,560	772	788	—
In process research and development	2,230	—	2,230	—
Other costs	—	2,589	(2,589)	—
Operating income (loss)	31,688	(133,660)	165,348	—
Interest income, net	1,020	905	115	—
Provision (benefit) for income taxes	4,358	(2,302)	6,660	—
Net income (loss) from continuing operations	$28,350	$(130,453)	$158,803	—%

Revenues

The 39.1% increase in our revenues in the nine months ended August 31, 2005 compared to the nine months ended August 31, 2004 was attributable to increased sales of both our Storage and Network Systems and Storage Infrastructure products.

Of the $59.9 million increase in revenues from sales of our Storage and Network Systems products, management estimates that $25.0 million was contributed by a 63% increase in revenues from products incorporating low-cost disk drives. The remaining increase related primarily to growth of approximately 19% in sales of our storage subsystem products incorporating fibre channel disk drives. Both of these increases were driven largely by a continued growth in our sales to Network Appliance and we believe this reflects the increasing requirements for storage of digital information, particularly networked storage.

The $73.8 million increase in revenues from sales of Storage Infrastructure products primarily resulted from an increase of $54.5 million in revenues from the sale of production test systems. Also in comparing these periods, revenues from the sale of servo track writers increased by $3.7 million and revenue from the sale of media process technology increased by $15.6 million, including the contribution of $13.9 million from sales of media cleaning equipment following our acquistion of Oliver Design on May 23, 2005.  The changes in sales of these products relate to the requirements of our major disk drive customers for these products which have been affected by the growth in demand for disk drives those customers are experiencing, both in terms of volume and individual disk drive storage capacity. As described above, our revenues from our Storage Infrastructure products are subject to significant quarterly fluctuations resulting from our major customers’ capital expenditure decisions and installation schedules.

Cost of Revenues and Gross Profit

The increase in cost of revenues and gross profit in the nine months ended August 31, 2005 compared to the nine months ended August 31, 2004 was primarily related to our growth in revenues. As a percentage of revenues, excluding the non-cash equity compensation expense, our gross profit was 21.0% in the nine months ended August 31, 2005 compared to 22.8% for the nine months ended August 31, 2004. This reflects decreases in the gross margin for both our Storage and Network Systems and our Storage Infrastructure products, partially offset by an increase of 1.0% resulting from an increased proportion of higher margin Storage Infrastructure revenues.

The gross margin for our Storage and Network Systems products decreased to 15.7% in the nine months ended August 31, 2005 from 17.9% in the nine months ended August 31, 2004, primarily as a result of changes in product and customer mix, in particular the increasing proportion of lower margin products incorporating low cost disk drive technology and a reduction in sales of subsystems incorporating RAID technology, which attract a higher margin. In addition, the inclusion in the nine months ended August 31, 2004 of sales of a discontinued higher margin networking product and the timing of increases in manufacturing expenses associated with new capacity also contributed to the decrease in gross margin.

The gross margin for Storage Infrastructure products decreased to 29.6% in the nine months ended August 31, 2005 from 33.5% in the nine months ended August 31, 2004. This was the result of the inclusion in the comparative period of the one-time benefit of component cost reductions together with changes in product mix, including a reduced proportion of higher margin component sales relative to integrated system sales and a reduced proportion of higher margin automation products. These were partially offset by operating efficiencies associated with the higher volumes.

Research and Development—development arrangement

In our 2002 fiscal year, as part of a development arrangement with a supplier, Chaparral Network Storage Inc, or Chaparral, we loaned $6.0 million to Chaparral in connection with the development of RAID controller components to be included in certain of our products. Because we believed that the repayment of these amounts was dependent on the successful efforts of the related research and development, the amounts were recorded as expense in 2002.

In February 2004, Dot Hill Systems Corp. acquired Chaparral and, based on the financial position of Dot Hill, we determined that the $6.0 million loan plus $0.9 million of accrued interest was collectible. Accordingly, we recorded a reduction in research and development expenses and additional interest income for these amounts in the three months ended February 29, 2004. In August 2004, Dot Hill repaid the loan and accrued interest in full.

Research and Development - other

The $10.6 million increase in other research and development expense in the nine months ended August 31, 2005 compared to the nine months ended August 31, 2004 includes increased investment of approximately $4.2 million in a number of projects to enhance the technology content and broaden the range of our storage subsystems, including $0.9 million in connection with a new Storage Appliance product line related to the in-process research and development expense described below. Of the remaining increase, $1.2 million related to media cleaning technology as a result of our acquisition of Oliver Design,  $2.3 million related to investment in new Storage Infrastructure products including automation and optical inspection technologies following our acquisitions of ZT Automation and Beyond3 and $1.8 million related to changes in exchange rates.

Selling, General and Administrative - other

The $6.4 million increase in our selling, general and administrative expense in the nine months ended August 31, 2005 compared to the nine months ended August 31, 2004 includes $0.8 million resulting from our acquisition of Oliver Design, $0.5 million resulting from our acquisition of ZT Automation, $1.8 million related to changes in exchange rates, and a $2.1 million increase in insurance and other costs following our IPO. Additionally, we have increased the number of employees engaged in sales activities in support of the increase in the level of business.

In process research and development

In April 2005 we purchased intellectual property for $2.2 million consisting of a software suite which we intend to incorporate into a new Storage Appliance product line within our Storage and Network Systems segment. The purchase price was recorded as an operating expense because the acquired software had not reached technological feasibility and had no alternative uses.

Amortization of Intangible Assets

The increase in amortization of intangible assets in the nine months ended August 31, 2005 resulted primarily from the amortization of intangible assets purchased as part of the acquisition of the business of Oliver Design Inc. on May 23, 2005. In addition, the increase related to the acquisition of the business of ZT Automation LLC in February 2004 and the resulting inclusion in the comparative period of approximately only two quarters of amortization expense. This expense will increase further in future periods as a result of the inclusion of amortization of assets associated with the nStor acquisition.

Other Costs

In the nine months ended August 31, 2004 we incurred costs of $2.6 million in preparation for our initial public offering consisting of professional fees.

Interest Income, Net

We recorded net interest income of $1.0 million in the nine months ended August 31, 2005 compared to $0.9 million in the nine months ended August 31, 2004. The interest income in the prior period includes the recognition of $0.9 million interest received on the loan made to Chaparral as part of the development arrangement described above. Excluding this amount, the recording of interest income in the nine months ended August 31, 2005 resulted from an increase in average cash balances, primarily related to the net proceeds from the issuance of common shares in connection with our IPO.

Provision (Benefit) for Income Taxes

During the nine months ended August 31, 2005 we recorded a provision for income taxes of $4.4 million compared with a benefit of $2.3 million in the nine months ended August 31, 2004. This was primarily a result of the recording of an income tax benefit of $8.2 million relating to non cash equity compensation in the prior quarter. In addition income tax expense increased as a result of the increase in income before income taxes and non cash equity compensation. These effects were partially offset by an increase in income related to our Malaysian operation which is substantially exempt from income taxes. The increase in income of our Malaysian operation results from the increased level of Storage Infrastructure revenue.

Net Income (Loss) from Continuing Operations

The recording of net income for the nine months ended August 31, 2005 compared to a net loss from continuing operations for the nine months ended August 31, 2004 resulted primarily from non cash equity compensation expense. Factors set out above, including, in particular, the increase in our revenues also contributed to the net income. The effects of these were offset by factors set out above, including, in particular, the decrease in gross margins and increases in operating expenses.

Liquidity and Capital Resources

Cash flows

Net cash provided by operating activities was $20.5 million for the nine months ended August 31, 2005 compared to $12.0 million in the nine months ended August 31, 2004.

Operating cash flows in the nine months ended August 31, 2005 have been affected by underlying revenue growth. This together with the related increases in cost of sales and operating expenses has resulted in an increased requirement for working capital. In particular, as described in the discussion below, this has resulted in operating cash outflows related to increases in accounts receivable and inventories partly offset by increases in accounts payable.

Cash provided by operating activities of $20.5 million for the nine months ended August 31, 2005 resulted primarily from the positive contribution of net income after excluding non-cash charges for depreciation and amortization of $6.5 million together with increases in accounts payable and deferred revenue of $14.1 million and $5.6 million respectively, and a decrease in deferred income taxes of $5.2 million. The increase in accounts payable results primarily from underlying sales growth. The increase in deferred revenue resulted primarily from an increase in orders on hand for Storage Infrastructure products where payments are made in advance of shipment. The decrease in deferred income taxes related primarily to the usage of U.K. net operating loss carryforwards. These positive effects on cash flows were partially offset by increases in accounts receivable and inventories of $11.4 million and $26.7 million, respectively, resulting primarily from growth in the business. In addition a $2.6 million increase in prepaid expenses and other current assets also offset the increase in cash provided by operating activities.

Cash provided by operating activities of $12.0 million for the nine months ended August 31, 2004 resulted primarily from net loss from continuing operations after excluding non-cash charges of $167.6 million, $4.7 million for depreciation and amortization and a gain of $6.0 million related to the recognition of a supplier note receivable. The supplier note receivable related to amounts we expected to collect in connection with a loan which had been written off in our 2002 fiscal year and which was repaid in August 2004. An increase in accounts payable of $7.8 million, resulting primarily from growth in the business, also contributed to cash provided by operating activities. These positive effects on cash flows were partially offset by increases in accounts receivable, inventories, deferred income taxes and prepaid expenses and other current assets of $7.3 million,  $5.0 million, $3.5 million and $2.7 million, respectively, and decreases in employee compensation and benefits payable and deferred revenue of $3.6 million and $9.8 million, respectively. The increases in accounts receivable and inventories resulted primarily from underlying sales growth. The increase in deferred income taxes resulted from the recording of an income tax benefit of $8.2 million relating to non cash equity compensation. The decrease in employee compensation and benefits payable resulted primarily from the payment of 2003 fiscal year bonuses. The decrease in deferred revenue resulted from a reduction in orders on hand from a major customer where payments are made in advance of shipment.

Net cash used in investing activities was $18.6 million for the nine months ended August 31, 2005 compared to $6.4 million for the nine months ended August 31, 2004. Net cash used in the nine months ended August 31, 2005 comprised $14.2 million initial consideration for the Oliver Design acquisition less cash acquired of $10.3 million, $2.5 million deferred consideration related to the ZT Automation acquisition and $9.7 million related to capital expenditure. In addition cash used in investing activities included a loan of $2.5 million to nStor Technologies in advance of our acquisition of the company on September 9, 2005. This loan will be included as part of the cost of acquisition. The cash used in the nine months ended August 31, 2004 comprised $6.0 million in respect of the initial consideration for the acquisition of the business of ZT Automation LLC and $6.4 million related to capital expenditure offset by the repayment of a supplier note receivable.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines, test equipment and computers and also includes the cost of expanding our facilities in Malaysia. In July 2005 we commenced a new project to replace our Enterprise and Resource Planning (“ERP”) system. This will result in additional capital expenditure of a total of approximately $4.0 million in our 2005 and 2006 fiscal years. With this exception, we do not anticipate any significant changes in the nature or level of our capital expenditures and we would expect these to generally increase in line with our revenues. With the exception of the new ERP system, we currently have no material commitments for capital expenditures.

Net cash used in financing activities was $3.0 million in the nine months ended August 31, 2005 compared to cash provided by financing activities of $49.9 million in the nine months ended August 31, 2004. Net cash used in financing activities in the nine months ended August 31, 2005 includes the payment of a $2.0 million acquisition note payable related to the ZT Automation acquisition and quarterly repayments totaling $3.0 million under our HSBC term loan. These were partially offset by proceeds of $2.0 million from the exercise of employee share options. Net cash provided by financing activities in the nine months ended August 31, 2004 comprised the net proceeds of our initial public offering of $48.1 million, issuances of ordinary shares of $4.9 million primarily related to the exercise of employee share options, offset by quarterly repayments totaling $3.0 million under our HSBC term loan.

Liquidity

As of August 31, 2005, our principal sources of liquidity consisted of cash and cash equivalents of $62.4 million and our multi-currency credit facilities with HSBC. The HSBC credit facilities include the remaining $12.0 million of a $19.0 million term loan. This loan is repayable in equal quarterly installments over five years. The facilities also include a revolving line of credit which expires in September 2008, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $10.0 million and bears interest at a rate of 0.75% above LIBOR. The overdraft facility is for an aggregate principal amount of up to approximately $15.0 million and bears interest at a rate of 0.75% above LIBOR. As of August 31, 2005, we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

As described above on September 8, 2005 we completed the acquisition of nStor Technologies. The purchase price for the shares was $21.2 million. In addition, as already discussed, we loaned $2.5 million to nStor in advance of the acquisition. Also as part of the acquisition we incurred legal and other expenses of approximately $0.8 million, were required to make change of control payments totaling $1.4 million and assumed nStor borrowings totaling $5.0 million. Therefore, excluding the effects of operating losses and changes in working capital, we will be required to make payments of up to approximately $28.4 million in our fourth fiscal quarter in connection with this acquisition.

In addition to this acquisition our future financing requirements will depend on many factors, but are particularly affected by the rate at which our revenues and associated working capital requirements grow, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. As part of the Oliver Design acquisition we assumed advance payments from customers totaling $17.1 million and recorded as deferred revenue. In addition we acquired inventory valued at $10.0 million and assumed $4.8 million accounts payable. These were the significant contributors to the cash assumed in the acquisition of $10.3 million. These balances were based on an historically high level of orders on hand. We would anticipate that the level of orders on hand will reduce during the remainder our 2005 fiscal year and therefore increase our requirement for working capital.

Additionally, our cash flow could be significantly affected by certain acquisitions we have made or might choose to make or alliances we have entered or might enter into. As described above, in connection with the acquisition of the business of ZT Automation LLC we will be required to make payments of deferred consideration of up to $20.4 million, payable over approximately three years based on the revenue generated by this business. We paid $2.7 million under this arrangement in the nine months ended August 31, 2005. We may also be required to make additional payments of up to $17.2 million related to the purchase of intellectual property from Beyond3. In August 2006 we expect to repay the $3.0 million acquisition note payable related to the Oliver Design acquisition.

We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 24 months. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

Foreign Exchange Rate Fluctuations

Since November 30, 2004, there has not been a material change to our market exposure related to foreign exchange rates.

Interest Rates

We had cash and cash equivalents at August 31, 2005 totaling $62.4 million. These are primarily held in variable interest liquidity funds, overnight deposits and short-term fixed interest deposits. In addition, at August 31, 2005 we had short and long-term bank borrowings with variable interest rates amounting to $12.0 million. We do not hedge our exposure to interest rate fluctuations through the use of derivative instruments.

Since November 30, 2004, there has not been a material change to our market exposure related to interest rates.

Recent Accounting Pronouncements

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), which replaced APB No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 changes the requirements for the accounting for and reporting of  a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impractical to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) 107, which offers guidance on FAS 123R. SAB 107 was issued to assist preparers by simplifying some of the implementation challenges of FAS 123R while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement FAS 123R, specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include valuation models, expected volatility and expected term. We will apply the principles of SAB 107 in conjunction with its adoption of FAS 123R.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31,	November 30,
	2005	2004
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$62,440	$63,495
Accounts receivable, net of doubtful debts of $219 and $273	61,558	49,656
Inventories	79,731	43,014
Prepaid expenses	3,027	2,594
Deferred income taxes	9,451	6,774
Other current assets	6,264	2,855
Total current assets	222,471	168,388
Property, plant and equipment, net	19,646	14,495
Intangible assets, net	28,453	7,911
Deferred income taxes	9,070	14,448
Total assets	$279,640	$205,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$65,988	$47,067
Acquisition note payable	3,000	2,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	11,054	10,811
Deferred revenue	24,598	1,887
Income taxes payable	279	462
Deferred income taxes	865	536
Other accrued liabilities	14,177	10,778
Total current liabilities	123,961	77,541
Long-term debt	8,000	11,000
Total liabilities	131,961	88,541

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,425 and 28,043 issued and outstanding	284	280
Additional paid-in capital	333,515	329,267
Accumulated other comprehensive income (loss)	(869)	755
Accumulated deficit	(185,251)	(213,601)
Total shareholders’ equity	147,679	116,701
Total liabilities and shareholders’ equity	$279,640	$205,242

The accompanying notes are an integral part of these financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2005	2004	2005	2004
	(US dollars in thousands, except per share amounts)

Revenues	$163,918	$114,906	$476,045	$342,313
Cost of revenues - non cash equity compensation	—	7,791	—	7,791
Cost of revenues - other	130,788	88,848	375,981	264,107
Total cost of revenues	130,788	96,639	375,981	271,898
Gross profit	33,130	18,267	100,064	70,415
Operating expenses:
Research and development - development arrangement	—	—	—	(6,000)
Research and development - non cash equity compensation	—	23,876	—	23,876
Research and development - other	14,062	9,660	37,482	26,832
Total research and development	14,062	33,536	37,482	44,708

Selling, general and administrative - non cash equity compensation	240	135,885	621	135,885
Selling, general and administrative - other	9,164	7,538	26,483	20,121
Total selling, general and administrative	9,404	143,423	27,104	156,006

Amortization of intangible assets	834	378	1,560	772
In process research and development	—	—	2,230	—
Other costs	—	726	—	2,589
Total operating expenses	24,300	178,063	68,376	204,075
Operating income (loss)	8,830	(159,796)	31,688	(133,660)
Interest income, net	351	77	1,020	905
Income (loss) from continuing operations before income taxes	9,181	(159,719)	32,708	(132,755)
Provision (benefit) for income taxes	1,324	(6,338)	4,358	(2,302)
Net income (loss) from continuing operations	7,857	(153,381)	28,350	(130,453)
Loss from discontinued operations (net of taxes of zero)	—	(12,924)	—	(12,924)
Net income (loss)	$7,857	$(166,305)	$28,350	$(143,377)

Net earnings (loss) per share - basic:
Net income (loss) from continuing operations	$0.28	$(6.80)	$1.00	$(8.74)
Loss from discontinued operations, net of income tax	—	(0.57)	—	(0.87)
Net earnings (loss) per share	$0.28	$(7.37)	$1.00	$(9.61)

Net earnings (loss) per share - diluted:
Net income (loss) from continuing operations	$0.27	$(6.80)	$0.98	$(8.74)
Loss from discontinued operations, net of income tax	—	(0.57)	—	(0.87)
Net earnings (loss) per share	$0.27	$(7.37)	$0.98	$(9.61)

Weighted average common shares and class B preferred ordinary shares (in thousands), used in computing net earnings (loss) per share:
Basic	28,413	22,565	28,302	14,921
Diluted	29,079	22,565	29,052	14,921

Pro forma net earnings (loss) per common share from continuing operations
Basic	$0.28	$(5.67)	$1.00	$(5.26)
Diluted	$0.27	$(5.67)	$0.98	$(5.26)

Weighted-average common shares (in thousands), used in computing the pro forma net earnings (loss) per share:
Basic	28,413	27,060	28,302	24,797
Diluted	29,079	27,060	29,052	24,797

The accompanying notes are an integral part of these financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

	Xyratex Ltd Number of Common Shares				Xyratex Ltd Par value				Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Total
		Xyratex Group Limited				Xyratex Group Limited
		Number of Ordinary Shares				Par value
		A	B	C		A	B	C
Balances as of November 30, 2003	—	8,845	11,099	—	$0	$133	$169	$0	$95,025	$(78,432)	$2,106	$19,001

Issuance of Xyratex Group Limited ordinary shares		1,412		2,576		26		47	4,182			4,255
Exchange of Xyratex Group Limited ordinary shares for Xyratex Ltd common shares	23,880	(10,257)	(11,099)	(2,576)	239	(159)	(169)	(47)	136			—
Issuance of Xyratex Ltd common shares	4,147				41				48,688			48,729
Non-cash equity compensation									180,476			180,476
Components of comprehensive loss, net of tax:
Net loss										(143,377)
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:											(1,321)
Total comprehensive loss												(144,698)
Balances as of August 31, 2004	28,027	—	—	—	$280	$0	$0	$0	$328,507	$(221,809)	$785	$107,763

	Xyratex Ltd				Accumulated
	Number of		Additional		other
	Common	Xyratex Ltd	paid in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income / (loss)	Total

Balances as of November 30, 2004	28,043	$280	$329,267	$(213,601)	$755	$116,701
Issuance ofcommon shares	382	4	2,037			2,041
Non-cash equity compensation			2,067			2,067
Employee bonus paid by trust			144			144
Components of comprehensive income, net of tax:
Net income				28,350
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(1,624)
Total comprehensive income						26,726
Balances as of August 31, 2005	28,425	$284	$333,515	$(185,251)	$(869)	$147,679

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	August 31,	August 31,
	2005	2004 (a)
	(US dollars in thousands)
Cash flows from operating activities:
Net income / (loss)	$28,350	$(130,453)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	4,952	3,890
Amortization of intangible assets	1,560	773
Non-cash equity compensation	621	167,552
Bonus paid by trust	144	—
Gain on sale of assets	—	(36)
Supplier note receivable	—	(6,000)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(11,376)	(7,314)
Inventories	(26,689)	(5,009)
Prepaid expenses and other current assets	(2,648)	(2,686)
Accounts payable	14,113	7,775
Customer advance	—	(1,073)
Employee compensation and benefits payable	189	(3,587)
Deferred revenue	5,604	(9,806)
Income taxes payable	(183)	225
Deferred income taxes	5,172	(3,510)
Amount payable to related party	—	339
Other accrued liabilities	734	940
Net cash provided by operating activities	20,543	12,020

Cash flows from investing activities:
Investments in property, plant and equipment	(9,666)	(6,403)
Dispositions of property, plant and equipment	—	36
Loan to acquiree	(2,500)	—
Acquisition of business, net of cash received	(6,473)	(6,015)
Repayment of supplier note receivable	—	6,000
Net cash used in investing activities	(18,639)	(6,382)

Cash flows from financing activities:
Net payments of short-term borrowings	—	(133)
Payment of acquisition note payable	(2,000)	—
Payments of long-term borrowings	(3,000)	(3,000)
Proceeds from issuance of shares	2,041	52,984
Net cash provided by (used in) financing activities	(2,959)	49,851
Change in cash and cash equivalents	(1,055)	55,489
Cash and cash equivalents at beginning of period	63,495	2,008
Cash and cash equivalents at end of period	$62,440	$57,497

(a) Certain balances have been reclassified to be consistent with the current year

The accompanying notes are an integral part of these financial statements.

XYRATEX LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.              The Company and its Operations

Operations.                                Xyratex Ltd together with its subsidiaries (“the Company”) is a leading provider of enterprise-class data storage subsystems and storage process technology with principal operations in the United Kingdom (“U.K.”), the United States of America (“U.S.”) and Malaysia. We design, develop and manufacture enabling technology in support of high-performance storage and data communication networks.

Initial Public Offering and new parent company.                         On June 29, 2004, in connection with an initial public offering (IPO) on the NASDAQ National Market which completed on this date, Xyratex Ltd, a Bermuda company, became our parent company. On this date shareholders in Xyratex Group Limited, the previous parent company, exchanged the outstanding class A and class B preferred ordinary shares and class C ordinary shares for common shares of Xyratex Ltd in the ratios 1.036378, 0.945 and 1.071671 respectively. These ratios were agreed by the shareholders as part of a scheme of arrangement under Section 425 of the Companies Act in the United Kingdom. Following this exchange Xyratex Ltd became the owner of the entire share capital of Xyratex Group Limited. On completion of the IPO Xyratex Ltd issued 4,000 common shares at $14.00 per share. The total proceeds were $56,000 and net proceeds received by the Company after deducting underwriting discounts and other offering expenses was $48,150. Xyratex Ltd was formed in April 2002 and prior to this offering had no operations.

For the periods prior to June 29, 2004 these financial statements represent the results of operations and cash flows of Xyratex Group Limited and its subsidiaries and subsequent to this date represent the results of operations and cash flows of Xyratex Ltd and its subsidiaries.

2.              Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the US have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2004 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the US. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission.

Stock-based compensation.    The Company has elected to follow the accounting provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations for stock-based compensation granted to employees. The Company has complied with the disclosure requirements of FAS 123, “Accounting for Stock-Based Compensation”. Had the Company recognized compensation expense in accordance with FAS 123, pro forma net income and basic and diluted net earnings per share would have been as follows for the three and nine month periods ended August 31, 2005 and August 31, 2004.

	Three months ended August 31, 2005	Three months ended August 31, 2004	Nine months ended August 31, 2005	Nine months ended August 31, 2004

Net income (loss) as reported	$7,857	$(166,305)	$28,350	$(143,377)
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	240	172,302	621	172,302
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,402)	(12,593)	(3,546)	(12,593)
Pro forma net income (loss)	$6,695	$(6,596)	$25,425	$16,332

Earnings (loss) per share
Basic as reported	$0.28	$(7.37)	$1.00	$(9.61)
Diluted as reported	$0.27	$(7.37)	$0.98	$(9.61)
Basic pro forma	$0.24	$(0.29)	$0.90	$1.09
Diluted pro forma	$0.23	$(0.29)	$0.88	$1.07

In December 2004, the Financial Accounting Standards Board issued FAS 123 (revised 2004), “Share-Based Payment” (“FAS 123R”) which will be effective for annual periods commencing after June 15, 2005 and will require that the Company use a fair value method to calculate the expense related to its employee share based awards similar to that used in the calculation of pro forma earnings per share above.

3.              Net earnings per share

Basic net earnings per share for the three and nine month periods ended August 31, 2005 is computed by dividing net income by the weighted-average number of Xyratex Ltd common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period.

	Common shares
	Three months ended August 31, 2005	Nine months ended August 31, 2005
Total weighted average common shares – basic	28,413	28,302
Dilutive effect of stock options	666	750
Total weighted average common shares – diluted	29,079	29,052

For the three and nine month periods ended August 31, 2004 basic net earnings per share is computed by dividing net income by the weighted-average number of Xyratex Ltd common shares and Xyratex Group Limited class B ordinary and preferred ordinary shares outstanding, during the period, excluding the dilutive effect of share options. Diluted net earnings per share gives effect to all potentially dilutive ordinary share equivalents outstanding during the period. Class A preferred ordinary and class C ordinary shares and options to purchase class A preferred ordinary and class C ordinary shares are not included in the computation of basic or diluted net earnings per share since these classes of shares were subject to transferability restrictions. These transferability restrictions lapsed on the completion of the IPO and scheme of arrangement described above. From this date all Xyratex Ltd common shares have been included in the computation of both basic and diluted net earnings per share and share options, to the extent dilutive, has been included in the computation of diluted net earnings per share. Share options were not dilutive in these periods as a result of there being net operating losses.

4.              Pro forma net earnings per share of Xyratex Ltd

As described above, upon completion of its IPO, the shareholders of Xyratex Group Limited exchanged the outstanding class A and class B preferred ordinary shares and class C ordinary shares for common shares of Xyratex Ltd in the ratios 1.036378, 0.945 and 1.071671, respectively. The pro forma effects of this exchange have been reflected in the pro forma net earnings per common share for the three and nine month periods ended August 31, 2004.

The computations for the weighted average shares outstanding used in the calculation of basic and diluted earnings per common share are as follows:

	Three months ended August 31, 2004
	Weighted average shares outstanding	Conversion ratio	Common shares
Xyratex Group Limited class A preferred ordinary shares	3,305	1.036378	3,425
Xyratex Group Limited class B preferred ordinary shares	3,576	0.945000	3,380
Xyratex Group Limited class C ordinary shares	830	1.071671	889
Xyratex Ltd common shares (weighted average)			18,988
Weighted average common shares			26,682
Common shares whose proceeds be used to retire debt			378
Total weighted average common shares - basic			27,060
Dilutive effect of stock options			—
Total weighted average common shares - diluted			27,060

	Nine months ended August 31, 2004
	Weighted average shares outstanding	Conversion ratio	Common shares
Xyratex Group Limited class A preferred ordinary shares	7,600	1.036378	7,876
Xyratex Group Limited class B preferred ordinary shares	8,591	0.945000	8,119
Xyratex Group Limited class C ordinary shares	1,404	1.071671	1,505
Xyratex Ltd common shares (weighted average)			6,329
Weighted average common shares			23,829
Common shares whose proceeds be used to retire debt			968
Total weighted average common shares – basic			24,797
Dilutive effect of stock options			—
Total weighted average common shares – diluted			24,797

Share options were not dilutive in these periods as a result of there being net operating losses.

5.              Derivative financial instruments

The Company manages its exposure to foreign currency exchange rate risk between the U.K. pound and the U.S. dollar through entering into forward exchange contracts and options. The Company designated all of its forward foreign currency contracts as qualifying for hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement.

The Company reclassified a gain of $566 and $903, net of tax of $243 and $387, from AOCI to earnings during the nine months ended August 31, 2005 and August 31, 2004, respectively due to the realization of the underlying transactions. The Company recorded the decrease in fair market value of derivatives related to its cash flow hedges of $1,058 and $323, net of tax of $453 and $138, to AOCI for the nine months ended August 31, 2005 and August 31, 2004, respectively. Any remaining unrealized amounts are expected to be reclassified to earnings during the next six months. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

The following table shows derivatives existing as of August 31, 2005 and November 30, 2004:

	August 31,	November 30,
	2005	2004

Forward exchange contracts and options	$45,992	$21,127
Fair value of contracts	$(878)	$1,348
Carrying value of contracts	$(878)	$1,348
Average rate of contract	$1.84	$1.76
Period end rate	$1.78	$1.89
Maximum period of contracts (months)	12	12

6.              Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits , at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Two customers, each with balances greater than 10% of total accounts receivable, represented 71% of the total accounts receivable balance at August 31, 2005 and represented 78% of the total accounts receivable balance at November 30, 2004. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the nine months ended August 31, 2005 and August 31, 2004, revenues from two customers, represented 81% and 78% of total revenues, respectively. No other customer accounted for more than 10% of revenues.

7.              Acquisitions and intangible assets

Acquisitions

On May 23, 2005, the company acquired the business and assets of Oliver Design Inc (“Oliver Design”), based in Scotts Valley, California.  The structure of the transaction involves a total cash consideration of $17,222 including estimated acquisition costs of $119 with $3,000 of the acquisition price being deferred for fifteen months.  Oliver Design was a privately run business engaged in development and manufacturing of disk drive cleaning technology.  The Company’s primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

Using the purchase method of accounting, the Company has obtained preliminary independent appraisals of the fair values of the acquired assets and liabilities as detailed below. Since the appraisals are not yet finalized the allocation of the purchase consideration is subject to revision, which is not expected to be material. Allocation of the purchase price to tangible and intangible assets is as follows:

Cash	$10,322
Accounts receivable	527
Inventory	10,028
Other current assets	43
Property, plant and equipment	437
Accounts payable	(4,808)
Customer advances	(17,072)
Other accrued liabilities	(326)
Net tangible liabilities	(849)
Indentifiable intangible assets
Existing technology	4,300
Core technology	2,700
Order backlog	1,200
Existing customer relationships	3,300
Goodwill	6,571
Initial purchase price	$17,222

There is no value attributable to In-Process Research and Development.

Intangible assets with identifiable lives for this acquisition are being amortized on a straight line basis for their remaining lives as follows:

Existing technology	3 to 7 years
Core technology	7 years
Order backlog	2 years
Existing customer relationships	7 years

The intangible assets are expected to be deductible for tax purposes.

The results of the acquired business have been included in the Consolidated Statement of Operations with effect from May 23, 2005.

The following unaudited pro-forma summary presents information as if the acquisition of the business and assets of Oliver Design had occurred as of December 1, 2003. The pro-forma data gives effect to actual operating results prior to the acquisition, adjusted to include certain pro-forma adjustments including the amortization of intangible assets, reduced interest income and an additional income tax provision. The pro-forma amounts do not purport to be indicative of the results that would have been actually reported if the acquisition had actually occurred at the beginning of the periods presented or that may be reported in the future.

	Unaudited Pro-Forma nine months ended
	August 31, 2005	August 31, 2004
Revenue	477,604	357,985
Net income (loss) from continuing operations	24,951	(130,821)
Net earnings (loss) per share from continuing operations:
Basic	0.88	(8.77)
Diluted	0.86	(8.77)

On April 7, 2005 the Company purchased intellectual property for $2,230 consisting of a software suite which the Company intends to incorporate into a new product line within its Storage and Network Systems segment. The purchase price was recorded as In-Process Research and Development expense because the acquired software had not reached technological feasibility and had no alternative uses. In connection with the purchase, the Company agreed to grant restricted stock to six employees who were recruited to develop this intellectual property, which will vest based on the achievement of certain revenue targets over the three years ended August 31, 2008.

On September 2, 2004 the Company acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. The structure of the transaction involved an initial cash consideration of $1,402, including acquisition costs of $102, plus future payments of which $1,200 is based on the achievement of certain product delivery milestones and further amounts up to $16,000 are based on forty to sixty percent of operating profit for the four years ending November 30, 2008. No additional payments had been made at August 31, 2005.  Beyond3 was a privately run business engaged in the business of providing test solution products to manufacturers of disk drives. The Company’s primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

On February 23, 2004, the Company acquired the business and assets of ZT Automation LLC (“ZT Automation”), for consideration of $9,005, including acquisition costs of $430. The initial cash purchase price for this company based in Fremont, California was $8,575 of which the acquisition note payable of $2,000 was paid during the nine months ended August 31, 2005. Further amounts of up to $20,400 are payable based principally on a percentage of revenue generated by the acquired business for the three years ended December 31, 2006 calculated as 21.5% of cumulative revenue in excess of $19,600. At August 31, 2005, goodwill includes $4,281 additional cost of acquisition based on cumulative revenue at that date. Of the $4,281 additional cost of acquisition $2,690 was paid during the nine months ended August 31, 2005, and a further $1,591 is included in other accrued liabilities. Once further amounts are determined to be payable they will be recorded in the same way. ZT Automation was a privately held company engaged in the business of providing production automation products to manufacturers of disk drives and disk drive components.  The Company’s primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

Intangible assets

Intangible assets with identifiable lives are being amortized on a straight line basis for their remaining lives as follows:

Existing technology	3 to 7 years
Patents and core technology	4 to 7 years
Non-competition agreements	3 years
Order backlog	1 to 2 years
Supplier contracts	3 years
Assembled workforce	4 years
Existing customer relationships	7 years

The intangible assets are expected to be deductible for tax purposes.

Intangible assets balances are summarized as follows:

	August 31, 2005
	Gross Assets	Accumulated Amortization	Net Assets
Identified intangible assets:
Existing technology	$7,400	$1,358	$6,042
Core technology	3,400	368	3,032
Non-competition agreements	400	203	197
Order backlog	1,600	559	1,041
Patents and core technology	387	65	322
Supplier contracts	39	13	26
Assembled workforce	124	31	93
Existing customer relationships	3,300	125	3,175
Total	16,650	2,722	13,928
Goodwill	14,525	—	14,525
Total intangible assets	$31,175	$2,722	$28,453

8.              Development Arrangement

In the year ended November 30, 2002, the Company entered into an alliance arrangement with one of its suppliers under which the Company loaned $6,000 and paid $1,800 in connection with the development of components to be included in certain of the Company’s products. The loan accrued interest at 8% per annum and was repayable to the Company by one installment of $3,000 plus accrued interest on May 15, 2005, with the balance due on May 15, 2008. A total charge of $7,800 was recorded as research and development expense in the year ended November 30, 2002 since the Company believed that the repayment of the loan and the ability to offset other amounts against future royalty payments was dependent on the successful efforts of the research and development. In February 2004, a NASDAQ listed company acquired the supplier with which the Company had the development arrangement.  Based on the financial position of the NASDAQ listed company the Company believed that the $6,000 loan and interest accrued to February 29, 2004 of $933 was collectible. Accordingly, the Company eliminated the bad debt allowance on the loan and accrued interest and has recorded a reduction in operating expenses and interest income of these amounts in the three months ended February 29, 2004. On August 9, 2004 the $6,000 loan was repaid along with accrued interest of $1,166.

9.              Inventories

	August 31, 2005	November 30, 2004

Finished goods	$20,488	$9,955
Work in progress	16,151	10,459
Raw materials	43,092	22,600
	$79,731	$43,014

10.       Income Taxes

The provision for income tax for the three months ended August 31, 2005 comprises current tax of $267 and deferred tax of $1,057. The deferred tax amount includes an exchange loss of $189 relating to the revaluation of the deferred tax asset, which is primarily denominated in U.K. pounds.

The provision for income tax for the nine months ended August 31, 2005 comprises current tax of $942 and deferred tax of $3,416. The deferred tax amount includes an exchange gain of $11 relating to the revaluation of the deferred tax asset, which is primarily denominated in U.K. pounds. The company recorded an additional deferred tax asset, and an associated increase to shareholders’ equity, of $1,446, relating to the tax benefit arising on the exercise of share options. This tax benefit arises where the market price on exercise was greater than the share price on IPO, which was the original basis for the existing deferred tax asset.

The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 30% for both the three and nine month periods ended August 31, 2005 is primarily related to income tax exemptions for our Malaysian operations and research and development tax credits.

The provision for income tax for the three months ended August 31, 2004 comprises current tax charge of $611 and a deferred tax benefit of $6,949. The deferred tax amount includes $8,174 relating to the recognition of a deferred tax asset relating primarily to share options granted to U.K. employees. Except for the benefit of this deferred tax asset, the non-cash equity compensation charge recorded in the statement of operations of $180,476 is disallowable for tax purposes. The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 30% is primarily related to the tax treatment of non-cash equity compensation and the related options, income tax exemptions for our Malaysian operations, research and development tax credits and the fact that no income tax deduction arises on the other costs of $726.

The provision for income tax for the nine months ended August 31, 2004 comprises current tax charge of $1,226 and deferred tax benefit of $3,528. The deferred tax amount includes $8,174 relating to the recognition of a deferred tax asset relating primarily to share options granted to U.K. employees. Except for the benefit of this deferred tax asset, the non-cash equity compensation charge recorded in the statement of operations of $180,476 is disallowable for tax purposes. Deferred tax also includes an exchange gain of $739 relating to the revaluation of the deferred tax asset, which is primarily denominated in U.K. pounds. The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 30% is primarily related to the tax treatment of non-cash equity compensation and the related options, the exchange gain, income tax exemptions for our Malaysian operations, research and development tax credits and the fact that no income tax arises on the elimination of the bad debt allowance on the $6,000 loan made as part of the development arrangement or the other costs of $2,589.

11.       Other Costs

In the three and nine month periods ended August 31, 2004 the Company recorded an expense of $726 and $2,589, respectively, in connection with the preparation for its IPO. These costs were primarily professional fees relating to accounting advice and the formation of a new parent company in Bermuda.

12.       Ordinary Shares and Stock Option plans

As described above on June 29, 2004, as part of the scheme of arrangement and in connection with the IPO, the Company’s shareholders exchanged 10,257 class A preferred ordinary shares, 11,099 class B preferred ordinary shares and 2,576 class C ordinary shares in Xyratex Group Limited in the ratios 1.036378, 0.945 and 1.071671 respectively, for 23,880 common shares in Xyratex Ltd.

The previously existing Xyratex Group Limited class A preferred ordinary shares and class C ordinary shares had been issued to employees and ex-employees and were not transferable except to a defined list of parties such as family members. These transferability restrictions would have lapsed on the earlier of the effectiveness of an IPO or the sale or liquidation of the Company. The common shares in Xyratex Ltd for which these shares were exchanged are not subject to transferability restrictions. Class A preferred ordinary shares and class C ordinary shares which were subject to these transferability restrictions have been accounted for as variable awards of junior stock. The Company has a number of plans under which employees have been granted options to purchase class A preferred ordinary shares. All options granted under these plans are also accounted for as variable awards of junior stock. As part of the scheme of arrangement 3,916 share options over ordinary shares in Xyratex Group Limited outstanding at June 29, 2004, were converted to 4,059 share options over common shares in Xyratex Ltd. Following the exchange for Xyratex Ltd shares discussed above and as a result of the lapsing of the transferability restrictions the Company has recorded non cash equity compensation expense of $180,476 in its consolidated statement of operations for the three months ended August 31, 2004, of which $452 related to the vesting of share and option awards subsequent to the

IPO. During the three and nine month periods ended August 31, 2005, the Company recorded a further $240 and $621, respectively, of non cash equity compensation expense, of which $17 and $49, respectively, related to the issue of shares under an employee share purchase plan.

During the nine months ended August 31, 2005, 363 common shares were issued to employees to satisfy share options and a further 19 common shares were issued to employees to satisfy an employee share purchase plan.

On January 10, 2005 the Company granted 953 options over common shares to its employees at an exercise price of $14.31, being the market price on that date.

In connection with the Oliver Design acquisition on May 23, 2005 the Company agreed to grant 90 options over common shares to employees of that business at an exercise price of $15.57, being the market price on that date. In addition 5 restricted shares were awarded to one employee at no cost.

As described above the Company granted rights to restricted shares to new employees in connection with the purchase of intellectual property in April 2005. The Company granted rights to 195 shares at no cost and which will vest based on the achievement of certain revenue targets over the three years ended August 31, 2008.

Employee benefit trusts

The Company has a variable interest in an employee benefit trust. Shares of the Company held by the trust are used to compensate the Company’s current and former employees.  The Company is not the primary beneficiary of the trust because it does not absorb expected losses of the trust, nor does it receive expected residual returns of the trust.  As of August 31, 2005 this trust held 1,565 of the Company’s common shares.

Transactions between the Trust and employees of the Company, such as the granting of shares, options over shares, or cash bonuses paid to employees, have been accounted for in accordance with APB 25, and any resulting compensation expense has been pushed down into these financial statements with an offsetting entry to additional paid in capital.

The Company set up a further employee benefit trust in June 2004. This trust holds 148 common shares in Xyratex Ltd, included in unissued shares at August 31, 2005. These shares have been allocated to options granted in the nine months ended August 31, 2005.

13.       Segment Information

Description of segments.  The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—Storage & Network Systems and Storage Infrastructure, each of which comprises a reportable segment.

Description of the Company’s segments:

Storage & Network Systems.   Provision of high performance, high density, network storage subsystem technology to OEMs supplying the network storage and data networking market places.

Storage Infrastructure.   Provision of high-performance, high density disk drive, process & test technology to the major disk drive companies and their component suppliers for the development and production of highly reliable disk drives.

Segment revenue and profit.  The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include the non cash equity compensation charge. The performance of each segment is generally measured based on gross profit.

	Three Months Ended		Nine Months Ended
	August 31, 2005	August 31, 2004	August 31, 2005	August 31, 2004
Revenues:
Storage & Network Systems	$104,757	$82,030	$294,179	$234,256
Storage Infrastructure	$59,161	$32,876	$181,866	$108,057
Total Segments	$163,918	$114,906	$476,045	$342,313

Gross profit:
Storage & Network Systems	$15,895	$14,399	$46,145	$42,020
Storage Infrastructure	$17,235	$11,659	$53,919	$36,186
Total Segments	$33,130	$26,058	$100,064	$78,206
Non cash equity compensation	—	7,791	—	7,791
Total	$33,130	$18,267	$100,064	$70,415

Depreciation and amortization:
Storage & Network Systems	$1,085	$789	$3,033	$2,361
Storage Infrastructure	$1,453	$782	$3,203	$799
Total Segments	$2,538	$1,571	$6,236	$3,160
Corporate	$84	$182	$276	$402
Total	$2,622	$1,753	$6,512	$3,562

Total segments revenue represents revenue as reported by the Company for all periods presented. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

14.       Subsequent event

On September 8, 2005, we completed the acquisition of nStor Technologies, Inc., a company headquartered in Carlsbad, California, listed on the American Stock Exchange and which is a developer and provider of data storage subsystems, primarily to OEMs. The purchase price for the shares was cash totaling $21,200. In addition, as part of the acquisition, we were required to make other payments and assume debt totaling approximately $10,000, including $2,500 which was loaned to nStor in the three months ended August 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By	/s/ RICHARD PEARCE
Name: Richard Pearce
Title: Chief Financial Officer

Date: October 17, 2005